

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 6, 2008

Mr. Clyde R. Hosein
Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

      RE:    **Integrated Device Technology, Inc.**
                 **Form 10-K for the fiscal year ended April 1, 2007**
                 **Filed May 31, 2007**
                 **File No. 0-12695**

Dear Mr. Hosein:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Angela J. Crane
                             Accounting Branch Chief